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                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-15476
                            Washington, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One)  X Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR

For Period Ended:   December 31, 2000
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                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR

                 For the Transition Period Ended:____________________________

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

ZAXIS INTERNATIONAL INC.
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Full Name of Registrant


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Former Name if Applicable

1890 GEORGETOWN ROAD
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Address of Principal Executive Office (STREET AND NUMBER)

HUDSON, OHIO 44236
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and 10-KSB, 11-K, 20-F, 10-Q, and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

As previously disclosed in Zaxis International Inc.'s Form 8-K, filed with the SEC on March 16, 2001, Zaxis International Inc. changed its independent accountants effective March 9, 2001. Consequently, the commencement of the audit of Zaxis International Inc.'s financial statements was delayed. As a result of such delay and the change in independent accountants, Zaxis International Inc.'s preparation of the Form 10-KSB is taking longer than expected and cannot be completed prior to the due date without unreasonable effort and expense. Zaxis International Inc. will file its Form 10-KSB on or before April 16, 2001.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              Mr. John Hrobsky             (330)                650-0444
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                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         [ X ]  Yes   [   ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?   [   ]  Yes    [ X ]  No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

                            Zaxis International Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 30, 2001                 By  /s/ John Hrobsky
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                                       John Hrobsky
                                       President and Chief Executive Officer